FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on May 6th, 2019, regarding its financial results for the First Quarter 2019.

Key highlights ‘In the 1Q19 our core business remained strong as reflected by a 9.0% YoY growth in total loans and, more importantly, a 9.2% YoY increase in customer income. However, we were impacted by unfavourable trends in non-customer income due to certain market factors. In fact, the 1Q19 was one of zero inflation and negative repricing effect on liabilities due to th e hikes in the monetary policy interest rate in October 2018 and January 2019. In addition, our risk expenses increased above trend driven by a low basis for comparison in terms of NPLs by the end of 2018 and the indirect impact of consolidation into the banking system of debt previously managed by retailers on our loa n provisioning models. As a result, our bottom line temporarily decreased to Ch$102 Bn. in the 1Q19. In spite of the above, we are optimistic about the business outlook. This view is based on positive expectations for the economic environment over the next quarters. Imports of capital goods remain strong demonstrating an improved dynamism in terms of private investment. Similarly, inflation, as illustrated by the March CPI, appears to be on track again. Furthermore, from the business standpoint, we have maintained high levels of loan sales, particularly in the retail banking segment. Our sales of consumer loans beat the Ch$400 Bn. threshold for fifth quarter in a row by amounting to Ch$479 Bn., whereas sales of mortgage loans totaled Ch$384 Bn. The pre-approved model we launched for personal banking in 2018 as well as revised offerings based on BI findings have leveraged on the prevailing interest rate scenario to achieve these goals. SMEs continued to show attractive loan growth by boosting 13% YoY, based o n a solid demand for loans of which we have benefited from by increasing penetration and putting into practice –for first time– a pre-approved loan model for these customers. Our main challenge continued to be the wholesale banking segment. Although we are optimistic that the economy will retake the pace of growth in terms of GDP expansion and private investment over the rest of the year, which should foster loan growth in this segment, we are also sure that we will face stronger competition in this business. To deal with this business scenario, we will focus on preserving the risk-return relationship within this segment and, overall, we will strengthen our cost control culture while deploying new efficiency initiatives aimed at significantly improving our productivity in the mid-term. To conclude, I would like to highlight the significant milestone achieved by Banco de Chile in the 1Q19. Based on our excellent track record of earnings we were able to distribute sufficient dividends to allow SAOS to fully pay off the subordinated debt with the Chilean Central Bank 17 years before its expiration. As a result, we will profit from additional income retention capacity that will bring about a reinforced capital base in order to support our business strategy. Furthermore, our shareholders will benefit from increased floating and liquidity of BCH’s stocks, which are currently pledged to SAOS.’ Eduardo Ebensperger – CEO 17 years Subordinated Debt Repayment +9.2% YoY increase in Customer Income +9.1% ~28,800 new checking account holders, representing a 9.1% annual YoY increase in Checking Account Openings We keep on enlarging our customer base. In the 1Q19 we added increase. Income from loans, DDA contribution and fee-based income remain strong and support the solid YoY growth in customer revenues. Based on the dividends distributed by BCH, SAOS fully paid the last installment of the Subordinated Debt to the Central Bank.

Key highlights

'In the 1Q19 our core business remained strong as reflected by a 9.0% YoY growth in total loans and, more importantly, a 9.2% YoY increase in customer income. However, we were impacted by unfavourable trends in non-customer income due to certain market factors. In fact, the 1Q19 was one of zero inflation and negative repricing effect on liabilities due to the hikes in the monetary policy interest rate in October 2018 and January 2019. In addition, our risk expenses increased above trend driven by a low basis for comparison in terms of NPLs by the end of 2018 and the indirect impact of consolidation into the banking system of debt previously managed by retailers on our loan provisioning models. As a result, our bottom line temporarily decreased to Ch$102 Bn. in the 1Q19.

In spite of the above, we are optimistic about the business outlook. This view is based on positive expectations for the economic environment over the next quarters. Imports of capital goods remain strong demonstrating an improved dynamism in terms of private investment. Similarly, inflation, as illustrated by the March CPI, appears to be on track again. Furthermore, from the business standpoint, we have maintained high levels of loan sales, particularly in the retail banking segment. Our sales of consumer loans beat the Ch$400 Bn. threshold for fifth quarter in a row by amounting to Ch$479 Bn., whereas sales of mortgage loans totaled Ch$384 Bn. The pre-approved model we launched for personal banking in 2018 as well as revised offerings based on BI findings have leveraged on the prevailing interest rate scenario to achieve these goals. SMEs continued to show attractive loan growth by boosting 13% YoY, based on a solid demand for loans of which we have benefited from by increasing penetration and putting into practice –for first time– a pre-approved loan model for these customers. Our main challenge continued to be the wholesale banking segment. Although we are optimistic that the economy will retake the pace of growth in terms of GDP expansion and private investment over the rest of the year, which should foster loan growth in this segment, we are also sure that we will face stronger competition in this business. To deal with this business scenario, we will focus on preserving the risk-return relationship within this segment and, overall, we will strengthen our cost control culture while deploying new efficiency initiatives aimed at significantly improving our productivity in the mid-term.

To conclude, I would like to highlight the significant milestone achieved by Banco de Chile in the 1Q19. Based on our excellent track record of earnings we were able to distribute sufficient dividends to allow SAOS to fully payoff the subordinated debt with the Chilean Central Bank 17 years before its expiration. As a result, we will profit from additional income retention capacity that will bring about a reinforced capital base in order to support our business strategy. Furthermore, our shareholders will benefit from increased floating and liquidity of BCH's stocks, which are currently pledged to SAOS.'

Eduardo Ebensperger – CEO

17 years Subordinated Debt Repayment	Based on the dividends distributed by BCH, SAOS fully paid the last installment of the Subordinated Debt to the Central Bank.
+9.2% YoY increase in Customer Income	Income from loans, DDA contribution and fee-based income remain strong and support the solid YoY growth in customer revenues.
+9.1% YoY increase in Checking Account Openings	We keep on enlarging our customer base. In the 1Q19 we added ~28,800 new checking account holders, representing a 9.1% annual increase.

Financial Snapshot (In billions of Ch$) During the 1Q19 our net income decreased 28.8% YoY, equivalent to Ch$ 41.1 Bn. The earnings drop was mainly explained by lower non-customer income prompted by inflation, higher provisions for loan losses and an increase in operating expenses, which were partly offset by a strong increment in customer income. Also, this quarter we posted a YoY increase of Ch$6 Bn. in income tax due to both zero inflation and the end of the SAOS’ subordinated debt. Net Income $102 1Q19 4Q18 1Q18 Operating revenues remained stable in the 1Q19 when compared to the 1Q18. Customer income showed a remarkable 6.6% YoY increase, which enabled us to counterbalance a sharp decrease of 25.1% in non-customer income, mainly due to lower inflation and a decrease in results from Treasury management. Operating Revenues $445 Provisions for Loan Losses $89 Operating Expenses $221 1Q19 4Q18 1Q18 Loan loss provisions posted an increase of Ch$18 Bn., or 25.7% YoY, as a result of loan growth, particularly in the retail banking segment and normalization of NPLs ratios when compared to the 4Q18. These changes were partially offset by a net credit quality improvement in the wholesale segment, given the enhancement in the credit profile of some specific customers. 1Q19 4Q18 61 1Q18 Operating expenses recorded an 8.1% YoY rise in the 1Q19, mainly attributable to the implementation of technological projects (CRM, ATMs), branches refurbishment in conjunction with effect of inflation on salaries and benefits related to the collective bargaining agreements. Aligned with this change, and given the behavior of our top line, our efficiency ratio registered an increase from 45.9% in the 1Q18 to 49.7% in the 1Q19. 1Q19 4Q18 1Q18 Total Loans As of Mar19, our Total Loans recorded an increment of 9.0% YoY, following the trend shown over the last two quarters of 2018. The growth was attributable to positive expansions in all types of loans, but particularly in Retail Banking, with consumer loans growing 9.5% when compared to Mar18, followed by an increment of 9.4% YoY in residential mortgage loans. In regards to the wholesale banking segment, it recorded a 6.1% YoY increase in total loans, following the momentum seen over the second half of 2018. 1Q19 $28,186 4Q18 1Q18 25,860 27,914 28,186 204 220 221 71 89 445 506 445 143 162 102

Economic Outlook Chile had a successful 2018. The GDP rose 4.0%, well above the 1.8% recorded, on average, during the previous four years. The recovery was largely driven by private investment, which rose 4.7%, after falling consecutive between 2014 and 2017. It is worth highlighting the lower contribution from fiscal spending, demonstrating that the activity was fully driven by the private sector. In the 1Q19, however, the economy slowed down. In fact, the activity posted an average growth of 1.7% YoY between January and February. This performance was highly influenced by the rains in northern Chile, affecting the mining activity, which decreased 3.9% and 7.8% in January and February, respectively. Additionally, the lower than expected global economic growth, which was confirmed in the scenario released by the IMF in April, also affected the activity in Chile. The positive aspect is that the 1Q19 was likely the bottom of this negative cycle. Since the negative weather conditions were only temporary, a recovery in the mining sector is expected for the coming quarters. Additionally, the strengthening of private investment, which has been reflected on several indicators such as the positive trend of capital goods imports, will likely generate an acceleration in both labor and wages growth. All in all, it is reasonable to expect higher GDP expansion rates over the next quarters. The inflation rate has remained below expectations, mainly due to the output gap of the economy. In March, the CPI posted an increase of 2.5% YoY, due to increase of 0.2% QoQ (in the 1Q19 the CPI was up 0.7% QoQ). Several core measures, such as the CPI that excludes food and energy, have been hovering around 2.0%, demonstra ting lack of inflationary pressures. In this context, the Central Bank changed its forward guidance for the overnight rate, signaling a more neutral bias. In the last Monetary Policy Report, which was released in March, the board announced that the reference rate, which is currently at 3.0%, would be unchanged for most of the year. It is worth noting that, only three months earlier, the Central Bank considered lifting the interest rate to 4.0%. Lastly, according to the Economic Expectations survey, analysts expect the GDP to grow 3.3% this year and 3.4% in 2020. Inflation is expected to be at 2.7% in 2019 and 3.0% for 2020. Regarding the banking industry, it posted a 7.4% annual real growth in total loans as of Mar19. It is worth mentioning the significant change in commercial loans, which reached 7.8% real increase as of Mar19. This figure denotes impressive recovery when compared to the growth of 1.2% posted a year earlier, mainly as a result of the rebound in private investment over the last part of 2018. Likewise, consumer loans continued to reflect private consumption trends, while mortgage loans continue to grow below the rest of the products, although posting a QoQ increase of 41bp. In regards to net income, as of Mar19, the industry posted a bottom line of Ch$601 Bn., which represented a 6.0% annual decrease when compared to the 1Q18. This behavior was mainly explained by higher credit risk expenses and the negative effect of inflation on both operating revenues and income tax. GDP Growth (YoY) 5.3 1Q18 2Q18 3Q18 4Q18 1Q19 4.7 3.6 2.6 1.8

Economic Outlook

Chile had a successful 2018. The GDP rose 4.0%, well above the 1.8% recorded, on average, during the previous four years. The recovery was largely driven by private investment, which rose 4.7%, after falling consecutive between 2014 and 2017. It is worth highlighting the lower contribution from fiscal spending, demonstrating that the activity was fully driven by the private sector.

In the 1Q19, however, the economy slowed down. In fact, the activity posted an average growth of 1.7% YoY between January and February. This performance was highly influenced by the rains in northern Chile, affecting the mining activity, which decreased 3.9% and 7.8% in January and February, respectively. Additionally, the lower than expected global economic growth, which was confirmed in the scenario released by the IMF in April, also affected the activity in Chile.

The positive aspect is that the 1Q19 was likely the bottom of this negative cycle. Since the negative weather conditions were only temporary, a recovery in the mining sector is expected for the coming quarters. Additionally, the strengthening of private investment, which has been reflected on several indicators such as the positive trend of capital goods imports, will likely generate an acceleration in both labor and wages growth. All in all, it is reasonable to expect higher GDP expansion rates over the next quarters.

The inflation rate has remained below expectations, mainly due to the output gap of the economy. In March, the CPI posted an increase of 2.5% YoY, due to increase of 0.2% QoQ (in the 1Q19 the CPI was up 0.7% QoQ). Several core measures, such as the CPI that excludes food and energy, have been hovering around 2.0%, demonstrating lack of inflationary pressures.

In this context, the Central Bank changed its forward guidance for the overnight rate, signaling a more neutral bias. In the last Monetary Policy Report, which was released in March, the board announced that the reference rate, which is currently at 3.0%, would be unchanged for most of the year. It is worth noting that, only three months earlier, the Central Bank considered lifting the interest rate to 4.0%.

Lastly, according to the Economic Expectations survey, analysts expect the GDP to grow 3.3% this year and 3.4% in 2020. Inflation is expected to be at 2.7% in 2019 and 3.0% for 2020.

Regarding the banking industry, it posted a 7.4% annual real growth in total loans as of Mar19. It is worth mentioning the significant change in commercial loans, which reached 7.8% real increase as of Mar19. This figure denotes impressive recovery when compared to the growth of 1.2% posted a year earlier, mainly as a result of the rebound in private investment over the last part of 2018. Likewise, consumer loans continued to reflect private consumption trends, while mortgage loans continue to grow below the rest of the products, although posting a QoQ increase of 41bp.

In regards to net income, as of Mar19, the industry posted a bottom line of Ch$601 Bn., which represented a 6.0% annual decrease when compared to the 1Q18. This behavior was mainly explained by higher credit risk expenses and the negative effect of inflation on both operating revenues and income tax.



GDP Growth
(YoY)
4.7
5.3
2.6
3.6
1.8
1Q18
2Q18
3Q18
4Q18
1Q19

First Quarter Results Operating Revenues During the first quarter of 2019 total operating revenues remained almost flat by posting a YoY decrease of 0.1%, equivalent to Ch$0.3 Bn. There were mixed effects influencing revenues. In fact, whereas customer income continued to post a solid YoY expansion of Ch$32.5 Bn. YoY, non-customer income recorded a Ch$32.8 Bn. contraction when compared to the 1Q18. Thus, main positive effects influencing revenues were: Income from fees increasing Ch$14.2 Bn. YoY as a result of higher revenues from: (i) fees from transactional services, with an expansion of Ch$8.7 Bn., mainly explained by a Ch$4.2 Bn. increase in fees from ATMs, and a Ch$4.2 Bn. growth in credit cards fees due to both higher fees from customer transactionality (+12.5% YoY) as well as lower fees paid on processing services, (ii) an increment of Ch$2.7 Bn. in insurance brokerage fees explained by growth in written premiums, (iii) higher fee-income from mutual funds management that rose Ch$2.2 Bn. this quarter supported by a higher amount of assets under management, and (iv) an increment of Ch$1.8 Bn. in fees related to credits. Income from loans increasing Ch$8.8 Bn., associated with an expansion of 10.4% in average loans, boosted by both the retail banking segment with a 10.5% increment, and the wholesale banking segment growing 10.3% YoY in the 1Q19. The increase in average balances during the quarter allowed us to overcome the slight decrease in lending spreads, particularly concentrated in the retail segment as a result of higher competition. An increment of Ch$8.5 Bn. in income from demand deposits, associated with an 8.7% growth in average balances, mainly explained by the 11.3% expansion in the retail banking segment. This volume effect was together with an increase in the product margin aligned with a scenario of higher interest rates, in both local and foreign currencies, as compared to the 1Q18. Higher income from sales & structuring of derivative and FX transactions carried out with clients by approximately Ch$1.1 Bn., mainly attributable to the wholesale segment. These factors were partially counterbalanced by: Lower contribution of our UF net asset exposure by approximately Ch$29.8 Bn. YoY, mainly explained by zero inflation this quarter, as compared to the 0.63% increase seen in the 1Q18 (measured as UF variation). Lower income from treasury activities by approximately Ch$13.9 Bn. as a result of: (i) reduced results from trading and funding & gapping management by approximately Ch$8.3 Bn. due to unfavourable shifts in interest rates and flattened yield curves in the 1Q19 as a result of hikes in the monetary policy interest rate that did not translate into higher long-term rates as expected, and (ii) the negative impact of Counterparty Value Adjustment for derivatives from a net gain of Ch$3.4 Bn. in the 1Q18 to a net loss of Ch$2.2 Bn. in the 1Q19. Operating Revenues (In billions of Ch$) Net Interest Income Net Fees and Commissions Net Financial Operating Income Foreign Exchange Transactions Other Operating Income 316.5301.0 89.2103.4 2.18.6 25.516.1 11.715.5 (15.5)(4.9)% +14.2+16.0% +6.5+306.7% (9.4)(36.8)% +3.9+33.3 % Total 444.9444.6 (0.3)(0.1)% Quarters 1Q181Q19 Change $%

Customer / Non-Customer Income (In billions of Ch$) 506 465 457 445 94 1Q18 2Q18 3Q18 4Q18 1Q19 Custo mer In come Non-Customer Income Operating Revenues/Avg. Interest Earning Assets 6.49% 6.16% 6.10% 6.01% 5.59% 5.34% 5.22% 5.10% 5.05% 4.51% BCH Industry 1Q18 2Q18 3Q18 4Q18 1Q19 137 445 97 99 61 384 370 361 366 351 (0.1)%

First Quarter Results Loan Loss Provisions and Allowances Loan loss provisions registered an increment of Ch$18.2 Bn. YoY during this quarter, from Ch$70.9 Bn. in the 1Q18 to Ch$89.2 Bn. in the 1Q19. This increase was mainly attributable to an expansion in risk expenses in the retail banking segment of Ch$18.7 Bn., which was to some extent counterbalanced by a decrease of Ch$0.7 Bn. in loan loss provisions in the wholesale banking segment. The YoY increment in overall loan loss provisions was mainly explained by: Higher risk expenses by roughly Ch$9.6 Bn., mainly concentrated in the retail banking segment that posted a Ch$10.6 Bn. YoY increment, which was partly offset by a net credit quality improvement in the wholesale banking segment of Ch$1.3 Bn. The increase in retail banking had to do with non-recurrent effects that were mostly related to: oA QoQ increase in NPLs, given by a low basis for comparison in the 4Q18, which translated into a higher QoQ increment in the 1Q19. In fact, NPLs (>90d) increased from 1.09% in the 4Q18 to 1.18% in the 1Q19, which negatively compared to the slight decrease from 1.19% in the 4Q17 to 1.17% in the 1Q18. Given our risk models, this increase certainly caused an increment in loan loss provisions, not explained by loan growth. It is important to note this increase in NPLs appears to be a normalization of this indicator, since the 4Q18 was particularly positive, and below trend, in terms of NPLs and recoveries, as we mentioned in the last quarterly report. oThe entry of certain lending businesses (credit cards) that used to be managed by retailers while being out of the banking industry before December 2018. This event had to do with M&A transactions that added approximately Ch$2,530 Bn. in total loans to the system and resulted in the consolidation of outstanding debts. Given this additional piece of information, indicators of financial burden and past - due increased for some debtors, which resulted in higher credit risk expenses as our provisioning models include these variables as inputs. An increase in loan loss provisions of approximately Ch$8.6 Bn. explained by loan growth (volume and mix effects altogether). In line with the 4Q18, this effect was almost totally concentrated in the retail banking segment that posted a YoY growth of nearly Ch$8.0 Bn., given a 10.5% YoY increase in average loan balances in the 1Q19. As a result of the above, our ratio of loan loss provisions to average loans posted a moderate increment of 15 bp., from the 1.12% reached in the 1Q18 to 1.27% in the 1Q19, slightly above the industry ratio of 1.15%.

Loan Loss Provisions and Allowances (In billions of Ch$) Loan Loss Allowances Credit Quality Ratios Provisions / Avg. Loans 1.43% 1.27% 1.17% 1.12% 1.10% 1.15% 1.06% 1.09% 0.90% 0.82% BCH Industry 1Q18 2Q18 3Q18 4Q18 1Q19 Total Past Due / Total Loans 2.00% 1.96% 1.96% 1.95% 1.95% 1.91% 1.19% 1.18% 1.09% 4Q17 1Q182Q18 3Q18 4Q18 1Q19 BCH Industry 1.17% 1.19% 1.15% Allowances / Total loans Allowances / Total Past Due Provisions / Avg. Loans Charge-offs / Avg. Loans Total Past Due / Total Loans Recoveries / Avg. Loans 2.18%2.23% 1.86x1.90x 1.12%1.27% 1.20%1.12% 1.17%1.18% 0.20%0.17% +5bp 0.04x +15bp (8)bp +1bp (3)bp Initial Allowances (558.2)(607.1) (48.9)+8.8 % Charge-offs Provisions established, net 76.378.1 (82.8)(100.5) +1.9+2.4% (17.7)+21.4 % Final Allowances (564.7)(629.5) (64.7)+11.5 % Provisions Established Prov. Financial Guarantees Recoveries (82.8)(100.5) (0.7)(0.8) 12.612.1 (17.7) +21.4% (0.1) +9.8% (0.4) (3.6)% Loan Loss Provisions (70.9)(89.2) (18.2)+25.7 % Quarters 1Q181Q19 Change $%

First Quarter Results Operating Expenses During the 1Q19, our operating expenses maintained the level reached in the last quarter of 2018, amounting to Ch$220.8 Bn. However, when compared to the 1Q18, our OpEx registered an expansion of Ch$16.5 Bn., which represents an 8.1% increase. Main underlying causes for this expansion were: A YoY increase of Ch$8.0 Bn. in depreciations and amortizations, mainly explained by the adoption of IFRS 16 (Leases) starting January 1st, 2019. Under this standard, leases must be recognized as an asset in use and accordingly, expenses that used to be accounted for under rentals (administrative expenses), now are booked as a sort of intangible asset that is subject to amortization. As a result, this change does not have a real impact on our total operating expenses. Adjusting by this accounting effect, our depreciations and amortizations would have increased only Ch$0.8 Bn. YoY. Personnel expenses increasing Ch$5.8 Bn., equivalent to 5.4% YoY. This rise was mostly influenced by: (i) higher expenses in salaries and other benefits of Ch$3.4 Bn., associated with the recognition of inflation effect and benefits negotiated with our unions in the last collective bargaining process, (ii) a growth of Ch$1.2 Bn. in severance payments given organizational restructuring, and (iii) the increase of Ch$1.1 Bn. related to bonuses and incentives, mostly explained by higher variable compensation to the salesforce, in light of trends followed by loan sales and commercial performance of some of our subsidiaries. An expansion of Ch$3.1 Bn. when compared to the 1Q18 in other operating expenses, as a result of: (i) higher loan loss provisions on cross border loans by Ch$1.8 Bn. YoY, and (ii) an increment in regulatory write-offs related to assets received in lieu of payment of approximately Ch$0.9 Bn. These factors were partly counterbalanced by: A decrease of Ch$0.4 Bn. in administrative expenses. Nonetheless, adjusting by the opposite effect explained in depreciations and amortizations, our administrative expenses would have increased Ch$6.9 Bn. YoY. The main drivers explaining this increment were: (i) an increase of Ch$4.0 Bn. in IT and Communication expenses equivalent to 21.7% YoY, related to IT projects in progress that pursue to improve efficiency and productivity in our operations, including the development of the CRM platform, risk modelling and other initiatives, and (ii) a YoY rise of Ch$1.8 Bn in fixed-assets maintenance, which was mainly explained by a new commercial partnership undertook this quarter that will increase our ATM network in approximately 30% this year and the overhaul of some subsidiaries in order to deploy a new service model for individuals. Based on the expansion of Ch$16.6 Bn. in operating expenses, and given the impact of inflation on revenues, our efficiency increased 376 bp. YoY, from 45.9% in the 1Q18 to 49.7% in the 1Q19, comparing positively to the industry’s ratio that amounted to 51.3%. Notwithstanding the above, when considering our operative expenses as a percentage of average assets, we can conclude that our cost base has evolved in line with our commercial activity, as reflected by our cost-to-assets ratio that has remained almost flat when compared to 1Q18 at levels of 2.5%.

Operating Expenses (In billions of Ch$) Additional Information Efficiency Ratio Operating Expenses / Operating Revenues 52.6% 51.6% 51.3% 50.7% 50.2% 49.7% 45.9% 46.3% 45.5% 43.5% BCH Industry 1Q18 2Q18 3Q18 4Q18 1Q19 Op. Exp. / Op. Rev. Op. Exp. / Avg. Assets Headcount (#) Branches (#) 45.9%49.7% 2.5%2.5% 13,90813,837 398389 +376bp +1bp (0.5)% (2.3)% Quarters 1Q181Q19 Change $% Personnel expenses Administrative expenses Depreciation and Amort. Impairments Other Oper. Expenses (107.8)(113.6) (79.3) (79.0) (9.2)(17.2) (0.0) (0.0) (8.0)(11.1) (5.8)5.4% +0.4 (0.4)% (8.0)87.6% +0.0-(3.1)39.2 % Total Oper. Expenses (204.3)(220.8) (16.5)8.1%

First Quarter Results Results by Business Segment In the 1Q19 we recorded a total income before income tax of Ch$136 Bn., which represented a 20.6% annual decrease. At a segment level, the income before income tax was equally concentrated in the retail and the wholesale banking segment, both representing 42.7% of the whole bottom line, although the retail banking segment posted a more significant decrease YoY. To a lesser extent, Subsidiaries and Treasury accounted for 13.8% and 0.8%, respectively, of the Bank’s bottom line. The performance of each segment was, as follows: The Retail banking segment’s bottom line dwindled 31.3% or Ch$26.4 Bn. YoY. This decrease was principally fostered by: (i) an increase of nearly Ch$18.6 Bn. in loan loss provisions, due to several factors including loan growth that approximately explained Ch$6.9 Bn. based on a 10.5% growth in average loans, the normalization of past-due ratios that was internalized by our risk models following a quarter of extraordinary positive indicators (4Q18) and the consolidation of credit card loans previously out of the banking industry, which affected loan provisioning models by introducing new information about debtors, (ii) OpEx hiking Ch$15.4 Bn. YoY largely attributable to building maintenance and IT in light of a new commercial partnership that will enlarge our ATM network and the refurbishment of some branches to put into practice the new service model for individual customers, and (iii) lower non-customer income allocated to this segment, which includes the drop in revenues from the management of both our UF and interest rate gaps provided th at inflation was zero this quarter (as compared to 0.63% in the 1Q18) and yield curves flattened. These effects were somehow offset by solid customer income growing 9.3%, composed of an increase of 10.5 Bn. YoY in fees (transactional services) and income from loans and deposits going up Ch$12.6 Bn. The Wholesale banking segment posted a slight decrease of 4.8% or Ch$2.9 Bn. in income before income tax. This shift was largely associated with the trend followed by the top line, which posted a similar change. Operating revenues were mostly impacted by the decrease in non-customer income partly allocated to this segment, due to lower revenues from the management of both the UF and interest gaps. This negative effect was considerably counterbalanced by customer income growing 8.5% YoY, steered by fee-income and the contribution of increased balances of average demand deposits. Our Treasury posted an annual decrease of Ch$9.3 Bn. in pre-tax income. The decline was influenced by: (i) negative effect of Counterparty Value Adjustment by Ch$5.6 Bn., from a net gain of Ch$3.4 Bn. in the 1Q18 to a net loss of Ch$2.2 Bn. in the 1Q19, (ii) lower income from the management of our trading portfolio by Ch$1.4 Bn. YoY mostly attributable to lower results from derivatives, and (iii) lower income from the management of our investment portfolio by Ch$3.2 Bn. due to more favourable changes in interest rates and higher exposures in the 1Q18 as compared to the 1Q19. Unlike the rest of the segments, our Subsidiaries posted a YoY rise of 22.8% or Ch$3.5 Bn. in pre-tax income in the 1Q19. This trend had to with: (i) a Ch$2.0 Bn. increase in pre-tax income of our Securities Brokerage subsidiary, steered by the participation in a local public offering in the 1Q19, (ii) higher pre-tax earnings of Ch$1.7 Bn. recorded by our Mutual Funds subsidiary due to portfolio rebalancing towards equity and a slight AUM expansion, and (iii) a Ch$0.8 Bn. increase in earnings from our Insurance Brokerage subsidiary prompted by a 18.4% YoY growth in intermediated premiums.

Income before Income Tax Contribution by Business Segment (%) 13.8% 0.8% 42.7% 1Q19 42.7% Retail Banking Treasury Wholesale Banking Subsidiaries Income before Income Tax by Business Segment (In billions of Ch$) 171 1Q18 Subsidiaries Wholesale Banking 1Q19 Treasury Retail Banking 15 136 61 19 1 58 84 58 -20.6%

Loan Portfolio As illustrated by diverse metrics, economic growth and GDP expansion has not been as dynamic as expected for the 1Q19. This trend has been reflected by banking activity and, particularly, by a constrained demand from the wholesale segment as compared to prior quarters. Overall, our loan book grew 9.0% YoY in the 1Q19 accounting for Ch$28,186 Bn. The YoY growth is the result of the momentum seen over the last quarters of 2018, supported by a rebound in wholesale loans. On a QoQ basis, however, our loan book posted a moderate 1.0% increase, due to contrasting performances of the Retail and Wholesale Banking segments. The Retail Banking segment continued to grow smoothly, by increasing 10.8% YoY and 2.1% QoQ, backed by: A 10.3% YoY increase in personal banking loan balances (including consumer finance). The expansion was concentrated in the upper & middle income segment, which posted an 11.0% YoY growth, owing to YoY increases of 9.4% and 10.7% in residential mortgage and consumer loans, respectively. A strong demand for housing and the prevailing scenario of low interest rates, together with an improved credit granting process, support the increase in mortgage loans. As for consumer loans, the YoY expansion has been fuelled by a 16.2% growth in instalment loans backed by the array of BI tools we have deployed over the last years aimed at providing customers with timely and tailored offerings. The customer base growth (~120,000 new checking account holders in 2018) and our renewed pre-approved loan program have also contributed to this achievement. In the 1Q19 the sale of consumer loans to individuals was Ch$479 Bn. and 38% of this amount was related to pre-approved loans. A 12.9% YoY growth in SME loans. We have strived to refine our approach to this segment by improving customer loyalty. As a result, lending penetration increased 8.9% YoY in the 1Q19, based on commercial credits growing 11.2% YoY and factoring and leasing loans rising 26.9% and 15.1%, respectively. We expect to continue deepening penetration by taking advantage of the solid demand for financing from this segment while deploying new strategies, such as the new pre-approved loan program for this segment. The wholesale banking segment posted a 6.1% YoY growth in loans, which was the result of middle market loans increasing 10.1% YoY and loans to corporations growing 4.7%. Notwithstanding the rebound posted by the wholesale segment over the last part of 2018, this business has been under pressure due to both an economic recovery that seems to be losing momentum and a fierce competition from certain players. Amid this business backdrop, we keep aligned with our strategy by preserving a fair risk-return equation. On a positive note, some lending products keep on showing solid YoY advances, such as: Trade Finance loans growing 32.5% YoY. Although the sharp depreciation of the Ch$ between th e 1Q18 and the 1Q19 (12.4%) contributed to this figure, when adjusting by FX, these loans grow 17.7% YoY, which continues to be a significant advance. Leasing loans expanding 13.7% YoY, particularly among corporate clients rather than middle market. Lastly, in December 2018 the industry witnessed the consolidation of credit card loans previously managed by retailers, for an amount of ~Ch$2,530 Bn. This effect produced one-time decreases of ~200 bp. in our market shares in consumer loans and ~27 bp. in total loans. As of March 31, 2019 we held a market share of 17.0% in total loans.

Loan Portfolio

As illustrated by diverse metrics, economic growth and GDP expansion has not been as dynamic as expected for the 1Q19. This trend has been reflected by banking activity and, particularly, by a constrained demand from the wholesale segment as compared to prior quarters. Overall, our loan book grew 9.0% YoY in the 1Q19 accounting for Ch$28,186 Bn. The YoY growth is the result of the momentum seen over the last quarters of 2018, supported by a rebound in wholesale loans. On a QoQ basis, however, our loan book posted a moderate 1.0% increase, due to contrasting performances of the Retail and Wholesale Banking segments.

The Retail Banking segment continued to grow smoothly, by increasing 10.8% YoY and 2.1% QoQ, backed by:

- A 10.3% YoY increase in personal banking loan balances (including consumer finance). The expansion was concentrated in the upper & middle income segment, which posted an 11.0% YoY growth, owing to YoY increases of 9.5% and 10.7% in residential mortgage and consumer loans, respectively. A strong demand for housing and the prevailing scenario of low interest rates, together with an improved credit granting process, support the increase in mortgage loans. As for consumer loans, the YoY expansion has been fuelled by a 16.2% growth in instalment loans backed by the array of BI tools we have deployed over the last years aimed at providing customers with timely and tailored offerings. The customer base growth (~120,000 new checking account holders in 2018) and our renewed pre-approved loan program have also contributed to this achievement. In the 1Q19 the sale of consumer loans to individuals was Ch$479 Bn. and approximately one third of this amount was related to pre-approved loans.

- A 12.9% YoY growth in SME loans. We have strived to refine our approach to this segment by improving customer loyalty. As a result, lending penetration increased 8.9% YoY in the 1Q19, based on commercial credits growing 11.2% YoY and factoring and leasing loans rising 26.9% and 15.1%, respectively. We expect to continue deepening penetration by taking advantage of the solid demand for financing from this segment while deploying new strategies, such as the new pre-approved loan program for this segment.

The wholesale banking segment posted a 6.1% YoY growth in loans, which was the result of middle market loans increasing 10.1% YoY and loans to corporations growing 4.7%. Notwithstanding the rebound posted by the wholesale segment over the last part of 2018, this business has been under pressure due to both an economic recovery that seems to be losing momentum and a fierce competition from certain players. Amid this business backdrop, we keep aligned with our strategy by preserving a fair risk-return equation. On a positive note, some lending products keep on showing solid YoY advances, such as:

- Trade Finance loans growing 32.5% YoY. Although the sharp depreciation of the Ch$ between the 1Q18 and the 1Q19 (12.4%) contributed to this figure, when adjusting by FX, these loans grow 17.7% YoY, which continues to be a significant advance.

- Leasing loans expanding 13.7% YoY, particularly among corporate clients rather than middle market.

Lastly, in December 2018 the industry witnessed the consolidation of credit card loans previously managed by retailers, for an amount of ~Ch$2,530 Bn. This effect produced one-time decreases of ~200 bp. in our market shares in consumer loans and ~27 bp. in total loans. As of March 31, 2019 we held a market share of 16.9% in total loans.

Funding & Capital Funding Structure We have continued to develop a funding strategy aimed at taking advantage of market opportunities in the local or overseas while ensuring that maturity gaps will remain as desired. Given the slowdown in loan growth, we have focused on managing an adequate balance between short-term and long-term liabilities amid a scenario of historically low interest rates, low inflation and flattened yield curves. In this context, we have benefited from increasing balances of demand deposits that posted a 9.1% YoY growth in the 1Q19 by reaching Ch$9,600 Bn. This behavior supported our market-leading position in DDAs reflected on a market share of 22.9% that, in turn, relies on our presence in personal banking DDAs, in which we had a 27.5% market stake as of March 31, 2019. This is also related to remarkable levels of checking account openings over the last two years. During the 1Q19 we maintained this trend by adding ~28,800 new holders to our customer base. This advantage also helps to explain our leadership in cost of funds, particularly in local currency, which amounted to 1.8% as of March 31, 2019. Our funding advantage also relies on a solid customer base as a source of core funding, as illustrated by renewal rates of retail time deposits (30-day moving average) that hover around 75-80%. Retail lenders represented 41% of our total liabilities as of March 31, 2019. In terms of debt placements, in the 1Q19 we carried out four debt issuances amounting to Ch$167.1 Bn. (~USD246 million) in the local market, all of them denominated in UF and with five-year tenors. Annualized Cost of Funding by Currency (1) (As of Mar31, 2019) 3.7% 2.7% 2.1% 2.1% 1.8% Local Currency Foreign Currency Funding by Type of Lender 16% 44% Mar19 40% Financial Lenders Non-Financial L enders Retail Lenders (1) Excludes the effect of results from hedge accounting. BCH Bank 2 Bank 3 Bank 4 Industry Ex BCH 2.2% 2.3%2.3% 2.8% 2.4%

Capital Adequacy Our equity totaled Ch$3,301 Bn. as of March 31, 2019, which represented a 6.4% (or Ch$198 Bn.) YoY increase. An increase of approximately Ch$152.7 Bn. in retained earnings, explained by the distribution of 70% of the net distributable earnings obtained in 2018. Unlike previous years, the earnings retention did not translate into the issuance of fully paid-in shares. A YoY rise of approximately Ch$85.9 Bn. in reserves, in light of the retention of the effect of inflation on our shareholders’ equity. These factors were partly offset by: (i) a decrease of Ch$29.5 Bn. in year-to-date net income (net of provisions for minimum dividends), and (ii) a YoY drop of Ch$12.4 Bn. in other equity accounts, mainly due to lower results from marking-to-market of accounting hedges, mainly due to a sharper decrease in UF interest rates in the 1Q19 as compared to the 1Q18, partly offset by a softer decline in foreign interest rates. On the whole, given the growth posted by our balance sheet, particularly by the end of 2018, our capital adequacy ratios posted a YoY decrease in the 1Q19. In fact, our BIS and Tier 1 ratios were 13.7% and 11.0% this quarter, reflecting a capital utilization of 49 and 24 bp., respectively. Likewise, the leverage ratio decreased 21 bp. YoY standing at 8.2% in the quarter . Capital Adequacy Ratios Subordinated Debt Repayment As anticipated in previous reports, during 2018 we accumulated sufficient earnings to distribute dividends that enabled SAOS to pay the last installment of the subordinated debt on April 30, 2019. As a result, SAOS and SM-Chile will be liquidated and, therefore, LQIF and LQSM will increase its jointly direct stake from the current 27.47% to 51.15% (maintaining today’s voting rights). 9.3% 9.2% 8.4% 8.2% 11.3% 11.0% 14.2% 13.7% (18)bp (21)bp (24)bp Mar-1 9 Tier I (Basic Capital) (49)bp (BIS Ratio) Total Capital Shareholders Equity Mar-1 8 Tier I (Basic Capital) Assets Assets RWA RWA

Consolidated Statement of Income (Chilean-GAAP) (In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$)) Interest revenue and expense Interest revenue Interest expense 469,878 (153,361) 525,359 (185,890) 430,654 (129,684) 633.6 (190.8) (8.3) % (15.4) % (18.0) % (30.2) % 469,878 (153,361) 430,654 (129,684) 633.6 (190.8) (8.3) % (15.4) % Fees and commissions Income from fees and commissions Expenses from fees and commissions 122,505 128,516 134,223 197.5 9.6% 4.4% 122,505 134,223 197.5 9.6% (33,344) (39,581) (30,813) (45.3) (7.6) % (22.2) % (33,344) (30,813) (45.3) (7.6) % Net Financial Operating Income Foreign exchange transactions, net Other operating income 2,106 83,278 8,566 12.6 306.7% (89.7) % 2,106 8,566 12.6 306.7% 25,483 11,652 (24,330) 18,864 16,117 15,533 23.7 22.9 (36.8) % 33.3% - (17.7) % 25,483 11,652 16,117 15,533 23.7 22.9 (36.8) % 33.3 % Provisions for loan losses (70,945) (61,353) (89,156) (131.2) 25.7% 45.3% (70,945) (89,156) (131.2) 25.7 % provisions for loan losses Operating expenses Personnel expenses Administrative expenses Depreciation and amortization Impairments Other operating expenses (107,766) (79,348) (9,171) (11) (7,951) (116,568) (89,076) (9,778) (316) (4,519) (113,555) (78,994) (17,203) (6) (11,066) (167.1) (116.2) (25.3) (0.0) (16.3) 5.4% (0.4) % 87.6% (45.5) % 39.2% (2.6) % (11.3) % 75.9% (98.1) % 144.9% (107,766) (79,348) (9,171) (11) (7,951) (113,555) (78,994) (17,203) (6) (11,066) (167.1) (116.2) (25.3) (0.0) (16.3) 5.4% (0.4) % 87.6% (45.5) % 39.2 % Income attributable to affiliates 1,157 299 1,110 1.6 (4.1) % 271.2% 1,157 1,110 1.6 (4.1) % Income tax (28,233) (63,383) (34,189) (50.3) 21.1% (46.1) % (28,233) (34,189) (50.3) 21.1 % Non-Controlling interest - - - - - - - - - - These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 679.7 per US$1.00 as of March 31, 2019. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period. Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English. Net Income attributable to bank's owners142,651161,522101,537149.4 (28.8) %(37.1) % 142,651101,537149.4 (28.8) % Net Income for the period142,651161,522101,537149.4 (28.8) %(37.1) % 142,651101,537149.4 (28.8) % Income before income tax170,884224,905135,726199.7 (20.6) %(39.7) % 170,884135,726199.7 (20.6) % Total operating expenses(204,247)(220,257)(220,824)(324.9) 8.1%0.3% (204,247)(220,824)(324.9) 8.1 % Net operating income169,727224,606134,616198.0 (20.7) %(40.1) % 169,727134,616198.0 (20.7) % Operating revenues, net of373,974444,863355,440522.9 (5.0) %(20.1) % 373,974355,440522.9 (5.0) % Total Operating Revenues444,919506,216444,596654.1 (0.1) %(12.2) % 444,919444,596654.1 (0.1) % Net fees and commissions income89,16188,935103,410152.1 16.0%16.3% 89,161103,410152.1 16.0 % Net interest income316,517339,469300,970442.8 (4.9) %(11.3) % 316,517300,970442.8 (4.9) % Quarters Year Ended 1Q18 4Q18 1Q19 1Q19 % Change Mar-18 Mar-19 Mar-19 % Change MCh$ MCh$ MCh$ MUS$ 1Q19/1Q18 1Q19/4Q18 MCh$ MCh$ MUS$ Mar-19/Mar-18

Consolidated Balance Sheets (Chilean-GAAP) (In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$)) Mar-19/Mar-18 Mar-19/Dec-18 Cash and due from banks Transactions in the course of collection Financial Assets held-for-trading Receivables from repurchase agreements and security borrowings Derivate instruments Loans and advances to Banks Loans to customers, net Commercial loans Residential mortgage loans Consumer loans 920,445 741,774 1,586,858 119,114 1,229,401 788,477 880,081 580,333 1,745,366 97,289 1,513,947 1,494,307 993,892 824,271 1,913,981 90,259 1,168,896 914,911 1,462.2 1,212.7 2,815.8 132.8 1,719.8 1,346.0 8.0% 11.1% 20.6% (24.2) % (4.9) % 16.0% 12.9% 42.0% 9.7% (7.2) % (22.8) % (38.8) % 14,264,123 7,515,049 4,080,587 15,430,492 8,047,708 4,436,122 15,492,228 8,224,726 4,468,810 22,792.1 12,100.2 6,574.5 8.6% 9.4% 9.5% 0.4% 2.2% 0.7 % Allowances for loan losses (564,730) (607,099) (629,474) (926.1) 11.5% 3.7 % Financial Assets Available-for-Sale Financial Assets Held-to-maturity Investments in other companies Intangible assets Property and Equipment Leased assets Current tax assets Deferred tax assets Other assets 1,420,340 - 38,974 41,766 212,159 - 37,907 265,571 545,926 1,043,440 - 44,561 52,061 215,872 - 677 277,922 673,380 1,312,347 - 45,714 53,025 220,372 155,502 524 276,563 565,812 1,930.7 - 67.3 78.0 324.2 228.8 0.8 406.9 832.4 (7.6) % - 17.3% 27.0% 3.9% - (98.6) % 4.1% 3.6% 25.8% - 2.6% 1.9% 2.1% - (22.6) % (0.5) % (16.0) % Liabilities Current accounts and other demand deposits Transactions in the course of payment Payables from repurchase agreements and security lending Saving accounts and time deposits Derivate instruments Borrowings from financial institutions Debt issued Other financial obligations Lease liabilities Current tax liabilities Deferred tax liabilities Provisions Other liabilities 8,800,358 467,064 260,162 10,371,047 1,389,117 1,012,954 6,911,859 150,676 - 4,002 44 430,793 342,650 9,584,488 335,575 303,820 10,656,174 1,528,357 1,516,759 7,475,552 118,014 - 20,924 - 670,119 412,524 9,600,304 578,260 281,042 11,263,020 1,259,524 1,375,919 7,405,294 110,793 153,896 30,670 25 399,679 332,983 14,123.9 850.7 413.5 16,570.1 1,853.0 2,024.2 10,894.6 163.0 226.4 45.1 - 588.0 489.9 9.1% 23.8% 8.0% 8.6% (9.3) % 35.8% 7.1% (26.5) % - 666.4% (43.2) % (7.2) % (2.8) % 0.2% 72.3% (7.5) % 5.7% (17.6) % (9.3) % (0.9) % (6.1) % - 46.6% - (40.4) % (19.3) % Equity of the Bank's owners Capital Reserves Other comprehensive income Retained earnings from previous periods Income for the period Provisions for minimum dividends Non-Controlling Interest 2,418,833 617,689 (19,706) 16,060 142,651 (72,513) 1 2,418,833 617,597 (39,222) 17,481 594,872 (305,409) 1 2,418,833 703,453 (32,140) 170,188 101,537 (60,922) 1 3,558.6 1,034.9 (47.3) 250.4 149.4 (89.6) 0.00 0.0% 13.9% 63.1% 959.7% (28.8) % (16.0) % 0.0% 0.0% 13.9% (18.1) % 873.6% (82.9) % (80.1) % 0.0 % These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 679.7 per US$1.00 as of March 31, 2019. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period. Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English. Total equity 3,103,0153,304,1533,300,9504,856.3 6.4%(0.1) % Total Liabilities & Equity 33,243,74135,926,45936,092,35953,098.9 8.6%0.5 % Total liabilities 30,140,72632,622,30632,791,40948,242.5 8.8%0.5 % Total Assets 33,243,741 35,926,459 36,092,359 53,098.9 8.6%0.5 % LIABILITIES & EQUITY Mar-18 MCh$ Dec-18 MCh$ Mar-19 MCh$ Mar-19 MUS$ % Change Mar-19/Mar-18Mar-19/Dec-18 Total loans to customers, net 25,295,02927,307,22327,556,29040,540.6 8.9%0.9 % Loans to customers 25,859,75927,914,32228,185,76441,466.7 9.0%1.0 % ASSETS Mar-18Dec-18Mar-19Mar-19 MCh$MCh$MCh$MUS$ % Change

Selected Financial Information (Chilean-GAAP) (In millions of Chilean pesos (MCh$) and annualized percentages (%), unless otherwise stated) Net income per Share (Ch$) Net income per ADS (Ch$) Net income per ADS (US$) Book value per Share (Ch$) Shares outstanding (Millions) 1.43 286.90 0.47 31.20 99,444 1.60 319.79 0.46 32.71 101,017 1.01 201.03 0.30 32.68 101,017 1.43 286.90 0.47 31.20 99,444 5.89 1,177.77 1.70 32.71 101,017 1.01 201.03 0.30 32.68 101,017 Net Interest Margin Net Financial Margin Fees & Comm. / Avg. Interest Earnings Assets Operating Revs. / Avg. Interest Earnings Assets Return on Average Total Assets Return on Average Equity 4.28% 4.65% 1.20% 6.01% 1.72% 18.22% 4.36% 5.11% 1.14% 6.49% 1.82% 19.80% 3.79% 4.10% 1.30% 5.59% 1.13% 12.21% 4.28% 4.65% 1.20% 6.01% 1.72% 18.22% 4.36% 4.83% 1.19% 6.19% 1.74% 18.70% 3.79% 4.10% 1.30% 5.59% 1.13% 12.21% Equity / Total Assets Tier I (Basic Capital) / Total Assets Tier I (Basic Capital) / Risk-Wighted Assets Total Capital / Risk-Weighted Assets 9.33% 8.38% 11.27% 14.23% 9.20% 8.26% 11.13% 13.91% 9.15% 8.17% 11.03% 13.74% 9.33% 8.38% 11.27% 14.23% 9.20% 8.26% 11.13% 13.91% 9.15% 8.17% 11.03% 13.74% Total Past Due / Total Loans to Customers Allowance for Loan Losses / Total Past Due Impaired Loans / Total Loans to Customers Loan Loss Allowances / Impaired Loans Loan Loss Allowances / Total Loans to Customers Loan Loss Provisions / Avg. Loans to Customers (4) 1.17% 186.27% 2.98% 73.26% 2.18% 1.12% 1.09% 198.70% 2.81% 77.33% 2.17% 0.90% 1.18% 189.87% 2.82% 79.23% 2.23% 1.27% 1.17% 186.27% 2.98% 73.26% 2.18% 1.12% 1.09% 198.70% 2.81% 77.33% 2.17% 1.07% 1.18% 189.87% 2.82% 79.23% 2.23% 1.27% Operating Expenses / Operating Revenues Operating Expenses / Average Total Assets (3) (4) 45.91% 2.46% 43.51% 2.48% 49.67% 2.47% 45.91% 2.46% 45.25% 2.48% 49.67% 2.47% Avg. Interest Earnings Assets (million Ch$) Avg. Assets (million Ch$) Avg. Equity (million Ch$) Avg. Loans to customers (million Ch$) Avg. Interest Bearing Liabilities (million Ch$) Risk-Weighted Assets (Million Ch$) 29,609,272 33,147,394 3,132,083 25,351,014 18,000,354 27,529,364 31,176,868 35,469,545 3,262,531 27,408,664 19,583,989 29,695,298 31,790,283 35,787,962 3,326,266 27,984,582 20,042,097 29,920,435 29,609,272 33,147,394 3,132,083 25,351,014 18,000,354 27,529,364 30,248,884 34,238,254 3,181,823 26,368,003 18,763,742 29,695,298 31,790,283 35,787,962 3,326,266 27,984,582 20,042,097 29,920,435 Exchange rate (Ch$/US$) Employees (#) Branches (#) 604.67 13,908 398 693.60 13,831 390 679.72 13,837 389 604.67 13,908 398 693.60 13,831 390 679.72 13,837 389 (1) Figures are expressed in nominal Chilean pesos. (2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period. (3) Ratios consider daily average balances. (4) Annualized data These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 679.7 per US$1.00 as of March 31, 2019. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period. Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English. Notes Additional Data Balance Sheet Data (1)(3) Operating and Productivity Ratios Credit Quality Ratios Capital Ratios Profitability Ratios (3)(4) Key Performance Ratios Quarter Year Ended 1Q184Q181Q19 Mar-18Dec-18Mar-19 Earnings per Share (1) (2)

Summary of Differences between Chilean GAAP and IFRS The most significant differences are as follows: Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised. Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS 9 “Financial instruments” allowances for loan losses should be calculated on a discounted basis under the “expected credit loss” model that focuses on the risk that an asset will default rather than whether a loss has actually been incurred or not. Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired. Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law. Forward-Looking Information The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America; changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies; unexpected developments in certain existing litigation; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events. CONTACTS Pablo Mejía Head of Investor Relations Investor Relations | Banco de Chile Phone Nr. (56-2) 2653.3554 Email: pmejiar@bancochile.cl Daniel Galarce Head of Financial Control Financial Control Area | Banco de Chile Phone Nr. (56-2) 2653.0667 Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6th, 2019

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O.
CEO